GENERAL MOTORS ACCEPTANCE CORPORATION

200 RENAISSANCE CENTER

P.O. Box 200, MC: 482-B12-D74, Detroit, Michigan 48265-2000

BRANCHES THROUGHOUT	EXECUTIVE OFFICES
THE WORLD	DETROIT

January 19, 2006

Todd K. Schiffman

Securities and Exchange Commission

Division of Corporation Finance

Assistant Director, Office of Financial Services

100 F Street N.W.

Washington, D.C. 20549

Re:	General Motors Acceptance Corporation

Form S-3 Registration Statement filed October 1, 2004

Amendment No. 1 to Form S-3 Registration Statement filed October 22, 2004

File No. 333-119470

Dear Mr. Schiffman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), General Motors Acceptance Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the “Registration Statement”) and the above-referenced amendment and all exhibits thereto (the “Amendment”). The Company’s request is based on its determination not to request the Registration and Amendment be declared effective due to market conditions. No securities were sold pursuant to the Registration Statement in connection with the offering.

The Company respectfully advises the staff that it intends to offset the filing fee against the fee of a subsequent registration statement filed within five years, as permitted by Rule 457(p) under the Act.

Please do not hesitate to call William Tolbert of Jenner & Block LLP at (202) 639-6038 should you have any questions with respect to this request.

Very truly yours,

General Motors Acceptance Corporation

By:	/s/ Martin I. Darvick

Name:	Martin I. Darvick

Title:	General Counsel